Filed Pursuant To Rule 433

Registration No. 333-278880

October 20, 2025

HOST, CRYPTO PRIME PODCAST, NATE GERACI: Alright, joining me is Krista Lynch, Senior Vice President, ETF Capital Markets at Grayscale Investments, who of course is one of the world's leading digital asset fund managers, currently about $31 billion in assets under management. That's across publicly traded crypto trusts, private crypto funds, and of course ETFs. They now offer 10 crypto-related ETFs. They also have several crypto ETFs in the hopper with the SEC, ETF filings, including Spot XRP and Spot Solana ETFs. There's a Litecoin ETF, among others, but just a few weeks ago, the Grayscale Ethereum Trust, ticker EV, and the Grayscale Ethereum Mini Trust, ticker E, those became the first 33-act ETFs to offer staking. So Krista and I are going to dive fairly deeply into the mechanics behind how that staking works, along with some considerations for investors. And so Krista, it is an absolute pleasure to finally have you on here.

SVP, ETF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: Thanks so much. I'm so excited too.

GERACI: You know, I'm really looking forward to this because we are going to dive pretty deeply into the mechanics behind it. I would say really spot crypto ETFs in general, right, because I think we also have to talk about in-kind creation and redemption before we talk staking. But it's funny because you and I actually connected at a Grayscale event a couple of weeks ago in San Francisco, which I enjoyed. And in visiting, I have to say it was abundantly clear to me that you were the perfect person to walk through all of this. Not just because Grayscale was the first to offer staking in a 33-act wrapper, but I feel like you could talk about all of this stuff in your sleep, which I guess on that note, So do you want to explain your current role as SVP, ETF Capital Markets? I always like to think of this as like, you are the brains behind the operation. Like you make sure ETFs actually function properly, but how do you like to describe this?

LYNCH: That's very flattering. And yes, I can talk about this for hours, so please cut me off at any time. But yes, I lead ETF Capital Markets at Grayscale. So I work primarily with our authorized participants, our ETF market makers, and our crypto liquidity providers, which is kind of a unique position necessary for crypto ETPs that I think we'll probably get into shortly. But that's really what I spend the majority of my time doing. I wear a lot of hats though, so I also spend time doing some legal aspects of the job. I will spend a lot of time reading various filings, figuring out how we can innovate on new products, and how we can bring crypto to market in traditional rails.

GERACI: Again, the brains behind everything going on behind the scenes. Okay, so I mentioned that we probably need to start by talking in-kind, creation, and remote. You mentioned spot crypto products, and I thought I'm just going to hand this over to you. I'd love to have you explain how this works behind the scenes, and maybe you can use spot Ether ETFs as the example here, since we'll be discussing staking in a few minutes. So just walk us through that process at a high level.

LYNCH: Sure, yeah. And to take a step back, I'll just remind everyone that these products were only allowed to transact in cash for about the first year and a half of their existence. So why is that? On the most basic level, ETFs are created and redeemed through a function called an authorized participant. So suppose I want to create shares of the S&P 500 ETF. As an ETF market maker, I'm going to work with an authorized participant, and they're going to interface directly with the issuer to deliver underlying assets, and in return, get shares of the ETF. Now, the reason I bring this up is because the authorized participant is legally required to be a self-clearing broker-dealer, among other things. And broker-dealers in the US are not allowed to touch crypto. So inherently, we have this conundrum. If we're going to have an authorized participant delivering the underlier, and say it's our Ethereum ETF, they're not allowed to touch that Ether asset. And so when the SEC originally approved these products, they said, we can only do this in cash. And that liquidity provider function that I mentioned before is how we solve for that. So authorized participants historically for Bitcoin and Ethereum ETPs or ETFs would deliver cash to the issuer. The issuer would trade that. So I've actually become a crypto trader as a result of this. And that's how the trust receives the underlying asset. Now, over the summer, the SEC did approve in kind for Bitcoin and Ethereum ETPs. However, broker-dealers still cannot touch crypto. And so the ecosystem right now is kind of finding its footing, determining what the best practices are for in kind for crypto ETFs. There are some issuers who have successfully done their first in kind. But there's no clear model for how this will really work. We've heard a number of different ways that authorized participants are approaching it and different ways that other practitioners are embracing or not embracing the in kind mechanism. So I think the direction of travel is that we're going to see a lot more development here. But the ecosystem is still highly functional in cash as well.

GERACI: Okay. And with that, so what let's assume cash creates and redeems, can you talk about the role of the custodian in all of this and how the ether actually moves back and forth, like how investors can have confidence that the Bitcoin or the ether is actually there, right, that the ETF shares are properly backed?

LYNCH: Yeah. So another conundrum in bringing these products to market is that the transfer agent, which is typically also the custodian for an ETF, is bifurcated for crypto products. So for example, Grayscale uses the Bank of New York as our transfer agent, and then we use Coinbase as our custodian. Those two are not the same company, obviously. So Grayscale actually sits in between and will kind of hold hands between the two companies to say to Bank of New York, okay, we've received our Bitcoin, we've received our Ethereum. You can release shares now, as an example, and vice versa for a redemption. Now how does a customer or a client know that there are those assets in custody? Well, we actually go out and trade every time there's a creation or a redemption. So like I said, my role, or part of my role, is to take the number of shares being created or redeemed, translate that into a quantity of token that those shares represent, and actually go out and buy them for the fund. And for those who are very trust-but-verify, you can actually see movements on the blockchain, and that is something that some people will study for these products. You can see when token is moving around, and a lot of times Twitter will pick up on that and say, oh, Grayscale just moved X quantity of Ethereum, what are they up to? Well, we're simply settling a creation or a redemption.

GERACI: I've learned that just about everybody in crypto is trust-but-verify. I think that's table stakes in this space. Okay, so with that as the backdrop, let's now talk staking. So again, Grayscale is the first issuer to offer this in a 33-act wrapper for both the ETP and the ETFs. I guess first, I think many listeners probably already understand this, but do you want to explain what staking is just at a basic level before we talk about how the ETFs are actually handled in staking?

LYNCH: Yeah, and thanks so much for the shout-out. We're super proud to be the first ones to bring this exposure to market in the U.S. in the 33-act product. Staking is effectively for proof-of-stake assets, which I think the best example right now is Ethereum. Solana is also a proof-of-stake asset. The way that the network is secured is by holders of that asset pledging their tokens to the protocol in order to make it safer and more secure. And in response for that, they get paid in kind. So it's a way that you, as a holder of a token like Ethereum, can make it into a yielding investment. And that's a kind of new feature that we're able to introduce for crypto.

GERACI: Okay, and there are a number of different ways to participate in staking. My understanding is Grayscale is using what's called non-custodial staking. You want to explain what that means?

LYNCH: Yeah. To me, the terminology was a bit confusing at first. Non-custodial staking actually means that your assets remain at the custodian. It means that they are not leaving the custodian. And this is a feature that we think is additive in the sense that we're not actually transmitting assets in order to get them staked. So we work with something called a staking service provider. This is also called a validator. And they bring their services to the custodian and effectively plug in to where we already have our assets. So we are able to keep all of our assets at Coinbase, our custodian, and they are actively being staked now. You can actually see the percentage staked, which is around 65% for both of our products online, and we update that on a daily basis.

GERACI: Yeah, and how is that percentage determined? It's funny, I was actually looking at your website yesterday. I tweeted something out to this effect that both SpotEther ETFs do currently have around 65% of the ETH staked. So again, how is that percentage determined?

LYNCH: A lot of spreadsheets, but it was actually a very fun exercise. So myself and some of my colleagues, before we met with the Crypto Task Force, put together a model where we looked at all the activity of U.S. Ethereum ETPs over various market conditions, actually life to date. And so we were able to map out what have been their maximum drawdowns during different periods of market behavior. And most importantly, versus the amount of time it takes to unstake assets from the Ethereum queue. Now, Ethereum is right now facing a very prolonged amount of time to be unstaked. It's as high as 40 days right now. And obviously, if you have to redeem in a T plus one or T plus two cycle, that's going to be a challenge if it takes you 40 days to move your assets. And I should note that while your assets are staked, they are not transferable. So that's why this is a conundrum, if you will. So now we built these models that are able to look at the historical behavior of the ETP of the underlying asset while staked and really match the two up to determine what is a conservative amount that we can stake while still feeling very confident in our ability to honor redemptions in a timely manner.

GERACI: In terms of that ability to honor redemptions in a timely manner, I want to talk about this in a little bit more detail. And I think this gets back to the conversation where we started with in-kind or cash trades and redeems. That's why I wanted to start with that. Just talk more about that potential liquidity mismatch, how that could theoretically pose an issue.

LYNCH: Yeah, so if you have all of your assets staked, and you have to wait 40 days to make them transferable, obviously you're going to run into issues if you need to get them out of the fund in one to two days to settle a redemption. So keep in mind, when we honor a redemption, I'm going out, I'm selling those assets to raise cash, to pay our authorized participant who's redeeming. Now, I wouldn't be able to sell those assets if they were staked, at least with the current technology available to us in the ETP today. So one of the main ways that we're dealing with that is keeping a portion strategically unstaked. Now, there are other avenues for liquidity that we're currently working with regulators to get added comfort on. And I think that as we see the market develop, we'll start to see the percentage of the funds staked go up. And that'll be as a result of, one, getting more reps under our belt, two, getting more ways that we're able to access liquidity, and three, just time in market and potentially shorter unstaking times that we'll see for Ethereum.

GERACI: In terms of potential other avenues for liquidity, one that immediately comes to mind for me is liquid staking tokens. It seems like, excuse me, they would theoretically solve that liquidity issue, but the 33-act trust structure that's being used for SpotEther, that structure does not allow liquid staking tokens alongside SpotEther, correct? In the sense that you can't vary the holdings of the trust. Do I have that right?

LYNCH: Exactly, a 33-act branch or trust does not allow the underlying asset to be varied, so that means that you can't change the composition of the underlying basket. Now, liquid staking tokens are a very eloquent solution for how you could potentially deal with this liquidity mismatch. For listeners who aren't aware of what they are, they're effectively a representation of the staked asset, but they are freely transferable. Sometimes they're likened to warehouse receipts for commodities. Now, I think that they are a great solution for how one could stake more of the fund, but unfortunately, there is that caveat that you can't just plop them into your existing product because it will kind of be at odds with that inability to vary the underlying asset composition.

GERACI: When I was looking at the actual e-staking yield, last I checked, I think it's around, what, 2.7%, 2.8%, somewhere in that neighborhood. We'll just use 3% as a proxy. In both ETH and ETH, how much of that is actually being passed back to ETH investors?

LYNCH: Yeah, we're really proud of this, too. We're actually passing back 94% of staking rewards to our ETH investors. Of course, there are some costs involved with staking. We have to have our staking service providers. It is a bit more intensive in the sense that we are adding a feature that we must manage, but 94% being passed back is really quite high compared to some of the analogs in market. For example, if you or I were to go try to stake assets on our own, some of the popular platforms for this might take as much as 25%. We're really excited to be able to deliver staking in a easier way to do it, a more transparent way to do it, and now, even a cheaper way to do it.

GERACI: Interestingly, which, by the way, I was spending my Sunday looking through various Grayscale regulatory documents, but as I understand it, there is a difference between the ETHE and ETHE ETFs in terms of how staking rewards are being distributed to investors. Do you wanna explain what that is?

LYNCH: Yeah, so again, we find ourselves in a unique position having two Ethereum products in market, so we really wanted to take advantage of that, and we are designing a program through which we'll be able to distribute the staked rewards as a cash distribution for one fund versus have those rewards accrued to NAV for another fund, and so you can pick your own adventure. You can have your rewards accruing, which will compound over time, which is really quite meaningful in terms of the overall return that you might experience years down the road, or if you're looking for a cash distribution and you want real-time income, then that might be compelling to go with the other alternative.

GERACI: What about potential risks? I think you know I always like to take a full 360-degree view of any product that I'm looking at and I think of, say, the potential risks of slashing, because you are using those third-party validators. So that's just one example. Is that something everyday investors should be concerned about in any way?

LYNCH: It's definitely something to be aware of. So slashing is when a validator is effectively penalized for not behaving in a desired way, and typically for institutional validators and institutional staking service providers, it's very rare that one would see this just because they're being run at an institutional framework. Now, we have heavily vetted all of our service providers and they have had zero track record of ever having slashing. So we're very, very confident in those providers that we're working with. But it is something that investors should be aware of. It is a risk whenever you stake an asset and I think that it's important to disclose it as well.

GERACI: Are there any other meaningful risks that investors should be aware of? As it pertains strictly to staking?

LYNCH: Yeah, so we talked about the liquidity mismatch. I think that there are, of course, risks that come with running a fund with a less liquid asset underlying it. But we've also heavily studied products like loan ETFs and other traditional vehicles that have a liquid underlier. So I feel very confident in our model. I think that staking, slashing is also something to be aware of, but again, feel very confident in our model. But it is important that investors read and understand what they're getting themselves into.

GERACI: When we visited in San Francisco a couple of weeks ago, and you'll laugh here, I think the thing I was probably most curious about was how it was that Grayscale was able to get staking and ETFs before other issuers, because obviously there are other issuers out there offering spotty-eater ETFs. And I was asking you whether this was a regulatory decision, like the SEC blessed Grayscale first, or did this have more to do with your ability to handle this operationally? If you're comfortable, I'd love to have you offer your answer here, because I think I was actually a little bit surprised.

LYNCH: Yeah, and I've talked to other practitioners in the space, and they've asked me the same question. And I have said that we worked on this for so many years. This has been a project that has been in the works for Grayscale for over two years, and that's involved iteration and collaboration with various regulators, including the SEC and the IRS, so technically, the SEC permitted staking through the generic listing standards that were approved about a month ago. The IRS is expected to give guidance as well, but we've been heavily in communication with them, working on our model over the past few years, and we felt confident that we were ready to go with it. So we flipped the switch, I think, a week or two ago, and we're so excited that we've been able to say that we were the first.

GERACI: You mentioned the IRS, and one of the things that I was hearing around why it was taking so long for Spotify to include staking, was that there was no guidance from the IRS on how to handle staking rewards. There was no clarity. I'm just curious, how did Grayscale navigate that?

LYNCH: Yeah, I think this is like one of the themes of working in crypto, and it's sometimes very surprising for people to hear us say, we want more regulation, we want more clarity, we want to know what the rules of the road are. So again, Grayscale has been engaged with various regulators, whether that's going to meet with the crypto task force, or having conversations with the IRS, as our peers have as well. But we've just been working on this for so long that we were able to get comfortable that our model would fit within the framework that we've been discussing, and that we feel will likely be guidance that is put forth in the coming days or weeks.

GERACI: What about from the end investors' perspective? I'm curious the tax implication of staking rewards, and I want to be a hundred percent crystal clear here, we are not here to offer any sort of tax advice, so do that on your own. We're just discussing this at a high level, but Krista, how does Grayscale view this?

LYNCH: Yes, so no spoiler alerts. I'll let the IRS put forth their guidance, but I will say that as, you know, as a proxy, staking is something that's been going on in market just outside of the ETP. So if you look at some of the popular platforms for investing in crypto, they often offer staking, and they have had some precedent for how to handle these staking rewards. So I won't say the Grayscale house view, but I will say that that is an analog in-market that one can look to in order to determine how this is likely to be handled in the ETP. Now Grayscale of course puts out tax reporting letters, and you can find a number of resources on the applicable websites, whether that's for ETHE or ETH, or in the case of our staking Solana product, GSOL, but I would tell investors to seek those resources, and if they still have questions, then to reach out to us, because we really enjoy being a resource.

GERACI: Yeah, and you mentioned GSOL there, the Grayscale Solana Trust, obviously we've been talking about the spot Ether ETFs, but my understanding is you can now handle staking within that, and theoretically, once that uplifts, staking is already going to be live in that product. Do I have that right?

LYNCH: Exactly, and that's something that we're also quite proud of. We've had this private placement vehicle that has assets, and we were able to actually turn those on for staking, so we're not waiting for the green light to become an ETP in order to already have a Solana vehicle. Now, we are waiting for that green light for it to become an ETP, but we were able to start staking in its current format.

GERACI: Okay, speaking of a green light, we have a few minutes left here, I want to talk about GDLC, which we did several weeks back. That's the Grayscale Coin Dust Crypto 5 ETF that holds the top five crypto assets by market cap, excluding memecoins, excluding stablecoins. You know, we're talking ETF structure here. What is the structure of this product compared to, say, the 33x spot Bitcoin and spot Ether ETFs?

LYNCH: Yeah, this is an exciting one because we think it could usher in the era of crypto index investing. It is a multi-token product compared to our single token products. On a technical level, the single token products are 33x Delaware Grantor Trusts. GDLC is a Cayman vehicle, so it alleviates some of those concerns we talked about earlier about varying the investment. The Cayman vehicle permits the level of flexibility required to do that, and that's how we're able to rebalance it, that's how we're able to have multiple tokens that, of course, as prices move disproportionate to one another, are changing their breakdown in the fund.

GERACI: Are you able to explain that Cayman vehicle in a little bit more detail because I think some people here came in and they immediately think something nefarious is going on, but this is a very standard structure in the investment world. We don't have to get into the weeds, but just high-level, do you want to explain what that is?

LYNCH: Yeah, it certainly is something that can sound scary or like, you know, Cayman people assume that's where you go to do things like off-market. So I will say that for ETFs, Cayman vehicles are very standard. We actually have them in our options based strategies as well, and they are a kind of pervasive structure within the ETF landscape. Now, our product is structured a bit different so that it can have the flexibility necessary in order to have multiple tokens. The 33-act structure is very, very rigid, so it is really designed for having one single asset and, you know, sometimes it's referred to colloquially as a brain-dead entity. I think that's a bit insulting to it because it's really a beautiful vehicle, but the Cayman vehicles are able to handle quite a bit more and have flexibility, have some managerial discretion, and really have a lot of cool features. So that's why you see them implanted in a lot of 40-act funds as well, because they do allow issuers to have much more flexibility in whatever product they're bringing to market.

GERACI: I love somebody in the ETF capital markets referring to the Grantor Trust as a beautiful vehicle. So, like in GDLC, you hold Eth, there's Solana in there. Can those be staked within that product?

LYNCH: So, they are staking eligible assets in the sense that both Solana and Ethereum are proof-of-stake. Now, it can be confusing because the generic listing standards and GDLC were approved on the same day, but they were not approved under the same listing. So, the generic listing standards are what allowed staking to be enabled. GDLC was approved on its own kind of umbrella, if you will. Now, it is possible to move GDLC to the standards in order to make it staking eligible, but there is some work involved in doing that, and Grayscale has quite a few irons in the fire right now, as you alluded to. The generic listing standards have allowed up to 11 new products that Grayscale has to uplist or launch. And so, we are working through those, and I think it's going to be a very, very busy fall, very busy 2026 beginning of the year, and so we are excited.

GERACI: The creation redemption process or anything else pertinent that goes on behind the scenes?

LYNCH: Yeah, creation redemption is pretty standard across all of these funds. I will say that for a multi token product, it's a bit more complicated just in the sense that you're managing five different tokens. So when I go out and I buy whatever the shares represent, tokenwise, I'm looking for quotes on five tokens as opposed to one. It also requires a rebalance, but from a high level, uh, it's a pretty transferrable process between all of the different crypto assets when you're going out and buying those tokens. Now, as you get further down the capital structure though, it does become important to have connectivity with a wide range of crypto trading entities. You know, Bitcoin obviously very heavily traded, but as you get down to smaller cap products or smaller cap tokens, you wanna make sure that you're able to facilitate these trades, uh, with as tight of spreads as we can for Bitcoin and Ethereum, and we feel very confident that we can. I, I don't think that's a concern, it's just something that we'll be keeping an eye on and something that we'll be continuing to develop our ecosystem for as we launch more and more products.

GERACI: Well, Krista, this was a fantastic deep dive this week. Like I said, I, I had no doubt you can talk about this stuff in your sleep <laugh>, that's crystal clear, but congratulations on all the work you've done behind the scenes to, to bring the, uh, the staking team to the 33-acts Ether ETFs at Grayscale, and I look forward to seeing the continued innovation coming from Grayscale forward. But thank you for joining me.

LYNCH: Thanks so much for having me. I enjoyed the conversation.

GERACI: That was Krista Lynch, senior Vice President, ETF Capital Markets at Grayscale Investments. Hope you enjoyed this episode of Crypto Prime. As always, you can stay up to date on all of my latest guests by visiting cryptoprimepodcast.com. See you again next week.

Grayscale Ethereum Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.